United States securities and exchange commission logo





                               March 29, 2022

       Anat Heller
       Chief Financial Officer
       Mobileye Holdings Inc.
       Har Hotzvim, 13 Hartom Street
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Holdings
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 2,
2022
                                                            CIK No. 0001910139

       Dear Mr. Heller:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on Form S-1

       Cover Page

   1. Please identify Intel Corp. as the affiliate that will hold the Dividend Note that you will be repaying with some of
the proceeds from this offering.
       Prospectus Summary, page 1

   2. Given that you are a holding company, please include an organizational chart depicting the ownership structure
of the company after the reorganization.
 Anat Heller
FirstName  LastNameAnat
Mobileye Holdings  Inc. Heller
Comapany
March      NameMobileye Holdings Inc.
       29, 2022
March2 29, 2022 Page 2
Page
FirstName LastName
Relationship with Intel, page 8

3. Please identify the directors who will serve as both directors of the company and in senior management roles at Intel.
The Offering, page 12

4. We note the number of common shares to be outstanding immediately after this offering excludes shares of Class A common stock issuable upon vesting of restricted stock awards to be issued under your equity incentive plan in connection with the completion of the offering. Please clarify why these shares are excluded. For example, disclose if they relate to grants already made that have not yet satisfied the time based vesting criteria or the new Mobileye plan to be established in connection with the IPO. If you will issue restricted stock awards in connection with the IPO, please revise to disclose the number of shares to be granted, an estimate of the expected expense and provide disclosure of such grants in your subsequent events footnote, if applicable, pursuant to ASC 855-10-50-2.
Summary Historical Combined Financial and Other Data, page 15

5. We note your presentation of pro forma balance sheet information to reflect the Dividend distribution and the issuance of the Dividend Note. Please tell us how you considered the need to present pro forma information for other actions to be taken in your reorganization. For example, the Dividend Note appears to be interest bearing and you disclose that you will legally purchase the equity interests of Moovit from Intel and enter into an asset purchase agreement with Intel.
6. Please clarify why you have included disclosure of earnings per share. In this regard, we note you have not presented net loss per share in your audited financial statements because you did not operate as a separate legal entity with your own capital structure during the periods presented therein. If you intend to present a pro forma measure of earnings per share, please revise to label this as pro forma and provide footnotes explaining the purpose of the pro forma presentation. If there is more than one item included, please reconcile the numerator and denominator of your earnings per share measure. Refer to Article 11-02(a)(1) of Regulation S-X.
Risk Factors
We depend on STMicroelectronics to manufacture..., page 18

7. Please expand this risk factor to discuss the uncertainties and challenges relating to your reliance on Intel for the fabrication of silicon-photonics used in your FMCW LiDAR.
         Discuss the material terms of any agreements with Intel regarding the fabrication, including the termination provisions. File the manufacturing agreements with
         STMicroelectronics, Quanta Computer Incorporated, and Intel as exhibits. See Item
         601(b)(10) of Regulation S-K
 Anat Heller
FirstName  LastNameAnat
Mobileye Holdings  Inc. Heller
Comapany
March      NameMobileye Holdings Inc.
       29, 2022
March3 29, 2022 Page 3
Page
FirstName LastName
We depend on a limited number of Tier 1 customers..., page 22

8. For your largest Tier 1 customers that accounted for 35%, 19%, and 17% of your revenue in 2021, please identify the customers, summarize the material terms of your material agreements with these customers, and tell us what consideration you have given to filing any material agreements you have with these customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 57

9. You disclose that you believe your non-GAAP measures may be helpful to investors because they allow for greater transparency with respect to key metrics used by
         management in operating your business. Please revise your disclosure to more fully explain how your non-GAAP measures allow for transparency and why that is useful to investors. Also, revise to identify and disclose the key metrics used by management, including those referenced in this disclosure. Refer to SEC Release No. 33-10751.
10. You state that you exclude amortization of your acquisition-related intangible assets as you believe such adjustment facilitates a useful evaluation of your current operating performance, a comparison to your past operating performance and provides investors with additional means to evaluate cost and expense trends. Please further revise to clarify that while you are excluding the amortization expense related to acquired intangible assets, your non-GAAP measures include revenue generated, in part, by such intangible assets. Also, revise to further explain why presenting non-GAAP measures of gross profit and margins excluding such costs is useful to investors.
Adjusted Net Income, page 59

11. Please tell us, and revise to clearly explain, how you determine the income tax effects for your measure of adjusted net income. Refer to Question 102.11 of the Non-GAAP
         Compliance and Disclosure Interpretations.
Results of Operations, page 64

12. Throughout your results of operations, you attribute a portion of the change in various operating expenses to increases in headcount. Please revise to quantify the comparative headcount information to support the fluctuations in the impacted expenses. Refer to Item 303(b) of Regulation S-K.
Critical Accounting Policies and Estimates
Goodwill, page 70

13. Please tell us which reporting unit you performed a quantitative impairment test for during fiscal 2021 and the amount of goodwill allocated to such unit. Also, revise here to disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is
 Anat Heller
Mobileye Holdings Inc.
March 29, 2022
Page 4
         not at risk of failing. If your reporting unit is at risk of failing, you should disclose:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             the amount of goodwill allocated to the reporting unit;
             a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Business
Our End-to-End ADAS and AV Solutions, page 82

14. Please tell us, and revise to disclose if material, the percentage of revenue derived from each of your commercially deployed solutions. Refer to Item 101(c) of Regulation S-K.
Regulation and Ratings, page 97

15. You state that the patchwork of U.S. state restrictions on autonomous vehicles increases the legal complexity of deploying your solutions. If material, please discuss the short and long term plans you have made, if any, to navigate these restrictions and the extent to which failure to liberalize current regulations would have a significant impact on the demand for your solutions.
Certain Relationships and Related Party Transactions, page 107

16. Please disclose whether you have an agreement with Intel regarding the composition of your board of directors, aside from Intel's control of a majority of voting power. Also, discuss the material terms of the Stockholders Agreement between the company and Intel that you intend to file as an exhibit.
Combined Financial Statements
Note 2. Significant Accounting Policies
Concentration of credit risk, page F-16

17. We note that three customers comprise 35%, 19% and 17% of your revenue. Please tell
FirstName LastNameAnat Heller
       us whether you have similar concentrations present in your accounts receivable balance. If
Comapany    NameMobileye
       so, revise to include Holdings Inc.of concentration of credit risk separately for a discussion
March each   customer
       29, 2022   Page 4pursuant to ASC 275-10-50-18(a).
FirstName LastName
 Anat Heller
FirstName  LastNameAnat
Mobileye Holdings  Inc. Heller
Comapany
March      NameMobileye Holdings Inc.
       29, 2022
March5 29, 2022 Page 5
Page
FirstName LastName
General

18. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      P. Michelle Gasaway